FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

OFFERING CIRCULAR FILE NUMBER 024-11071, FILED ON SEPTEMBER 23, 2019

QUALIFIED BY THE SECURITIES EXCHANGE COMMISSION AS A CONTINUOUS OFFERING ON SEPTEMBER 26, 2019.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

This Form 1-SA is provided as: A Semi-Annual Report Pursuant to Regulation A

For the fiscal semiannual period ended	December 31, 2020

Exact name of issuer as specified in the issuer’s charter:	TechSoup Global, A California 501(c)(3) Nonprofit Public Benefit Corporation

Jurisdiction of incorporation/organization:	California

Address of Principal Executive Offices:	435 Brannan Street, Suite 100, San Francisco, CA 94107

Telephone:	415-633-9300

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations for Interim Financials

The following discussion and analysis of TechSoup’s interim consolidated financials should be read in conjunction with TechSoup’s interim consolidated financial statements for quarters one and two of fiscal year 2021 (FY21),1 provided in the third section of this report. All other discussions of TechSoup’s business and historical financials can be reviewed in TechSoup’s SEC qualified Form 1-A Offering Statement on EDGAR, filed on September 23, 2019 and qualified as a continuous Offering on September 26, 2019. To review all of TechSoup’s filings, search with CIK number 0001714680 on the EDGAR system at https://www.sec.gov/edgar/searchedgar/companysearch.html.

The results of operations for the six months ending December 31, 2020 are not necessarily indicative of the results expected for the full fiscal year, or for any other fiscal period. The discussion also contains some forward-looking statements that involve risks, uncertainties, and assumptions. TechSoup’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in the Offering Circular previously filed on the EDGAR system. The impacts of the COVID-19 pandemic on the nonprofit sector continue to impact TechSoup making the future more difficult to predict and these impacts may have an adverse effect on TechSoup’s performance. The pandemic’s continued impact on the global community and the inherent latency of its effect on future funding streams remain an ongoing challenge. In particular, the many unknown implications and uncertainty about rates of recovery and residual effects may make comparisons of TechSoup’s future revenue and expense growth to its historical performance more difficult. TechSoup’s future operating results may fall below expectations as well.

As a result of the pandemic, the philanthropic sector saw a significant rise in the need for fast and flexible delivery of funds and resources to nonprofits globally. Because this is a core component of TechSoup’s mission, one major impact of the pandemic has been to drive up volume across various TechSoup programs. In particular those offerings focused on delivering digital and remote-working solutions, as well as programs focused on the facilitation of due diligence for cash grants, giving programs and other sources across numerous countries all experienced unanticipated growth. While this rise in volume has helped generate cash flow, it has also put a strain on global operations. TechSoup added additional programming, resources and new technology offers in order to support nonprofits around the world as they transitioned to remote working, where possible, and had to immediately reinvent or close down services just as demand rose. TechSoup invested in new operational processes and systems and adapted its ability to operate remotely and with resilience across its global supply chain.

1 TechSoup’s Fiscal Year 2021 is from July 1, 2020 through June 30, 2021. Quarters one and two (Q1-Q2) refer to the period July 1, 2020 - December 31, 2020.

As TechSoup expands more subscription-based offers, the organization believes this will add to our resiliency and long-term sustainability. Fluctuations in membership and subscriptions for specific services may not be fully reflected in results of operations until later in 2021 or 2022, when TechSoup may discover additional negative outcomes due to the pandemic. Most nonprofit organizations globally report being negatively impacted by the Covid pandemic. There is a possibility that financial challenges faced by nonprofits will affect demand for TechSoup’s products and services in the future. Future impacts of the current environment and its evolution over the coming period could include, but are not limited to:

●	Significant declines or shifts in customer demand or average revenue per customer due to funding uncertainties in the overall sector. For example, 70% of nonprofit organizations responding to a sector survey experienced a decline in net income over the last year and 71% of respondents believed it would take at least another year to recover financially from the crisis.[2] Donor program changes and focus could reduce supply of in-kind and discounted offers or funding.

●	Adverse impacts on our program revenues if expenses do not decrease across TechSoup’s operations at the same pace as revenue declines. Many of our expenses are less variable in nature and may not correlate to revenue declines. TechSoup Global Network operations may be more adversely impacted and the network could become less resilient.

●	Significant decline in operating cash flows due to a shift in funding from earned revenues and unrestricted grant funding to restricted funding.

In addition, maintaining a remote working operating environment for a prolonged period of time may create productivity, connectivity and oversight challenges and could affect our ability to support, enhance and bring on new donors and programs. Preparation for the safe and compliant re-opening of TechSoup facilities while enabling continued remote working in a new hybrid model, may require TechSoup to incur additional expenses to prepare facilities and policies and maintain a healthy physical and cultural environment as well as manage strong, key relationships with donors, corporations and strategic partners.

2 “State of the Nonprofit Sector Report.” February 2021, https://www.bkd.com/media/state-nonprofit-sector-report-2021

Financial Performance

TechSoup’s FY21 Q1-Q2 interim report for Consolidated Statements of Financial Position on page 8 provides a continuation analysis of TechSoup’s financial position at June 30, 2020 compared with December 31, 2020. The interim consolidated financials show that TechSoup’s total liabilities and net assets at the end of FY21 Q2 was $21,085,975 when compared with $20,112,490 in FY20 Q4, an increase of $973,485.

This increase of over $970,000 in total liabilities and net assets in FY21 is reflective of an increase in total long term liabilities due to the timing of investments in TechSoup’s Regulation A direct public offering (DPO) as well as other debt, as described in TechSoup’s Offering Statement. This infusion of cash from debt in FY20 Q1-Q2 is intended for investment in the five strategic areas as described in the Use of Proceeds section of the Offering Circular. These investments will enable TechSoup to increase overall revenues and achieve operational efficiency from scale. The future profitability and improved cash flow position allows TechSoup to repay the debt financing. As investment continues in the five strategic areas, these increased cash balances will decline to their original levels in the second half of FY21. For a more detailed description of TechSoup’s different program services, growth plans and financial model, please refer to TechSoup’s Regulation A Offering Circular on EDGAR.

Additional, albeit smaller, variances in these two periods include an increase in prepaid and other current assets in FY21 Q1-Q2. This is due to large annual vendor pre-payments for enterprise-wide software systems that support financial and IT operations. These annual pre-payments have been increasing in recent years as TechSoup transitions many of its operational systems onto SaaS platforms. TechSoup also saw a decrease in undesignated net assets. This is due to a longer than anticipated process for pursuing forgiveness of the organization’s paycheck protection program (PPP) loan of $3.6 million, awarded in April 2020. The organization anticipates that this loan will convert to a grant to support general operations in this fiscal year.

The year-over-year comparison of the Consolidated Statement of Activities and Changes in Net Assets chart on page 9, shows that total revenue and support in FY21 Q1-Q2 grew by almost $3,200,000. As indicated in the chart, the first half of FY20 had ending assets of $2,816,786 while the first half of FY21 had ending net assets of $2,715,193, with a total decrease of $101,593.

As noted in the Offering Statement, market and technology driven changes in the traditional donation program have resulted in a more conservative forecasting of growth in these traditional programs going forward. As projected, revenue from our traditional donations program has decreased, however our overall program service fee revenue has increased. This is due to increased revenue from newer programs TechSoup is investing in as well as growth in programs designed to support nonprofits clients during the pandemic. Another growth area is grants and contributions, which increased by $2.6 million in FY21 Q1-Q2 year over year due mostly to fundraising for TechSoup’s Covid Recovery Fund. This fund was created in the prior fiscal year to support nonprofits during the pandemic and continued to receive restricted grant revenue in Q1 and Q2 of FY21. The combination of the above mentioned factors have contributed to increased revenue period over period. This growth is consistent with TechSoup’s expectations that fees from new programs would grow over time to offset changes in its traditional donation programs. Total revenue for FY20 Q1-Q2 was $17,831,347 while FY21 Q1-Q2 is $21,004,330, an increase of $3,172,983 in revenue.

As forecasted, program service expenses have increased in FY21 Q1-Q2 for Global Validation and Data Services and NGO Technology Marketplace program areas in particular, and to a lesser degree for the Apps for Good program. As mentioned, planned investments for those program areas have led to increased expenses from $15,570,423 in FY20 Q1-Q2 to $18,207,807 in FY21 Q1-Q2, an increase of $2,637,384. Total support costs have decreased marginally due to increased efficiencies in deployment of support services for various program areas. This is an indication that, as forecasted for this period, total support costs continued to be stable in proportion to the growth of the overall organization. Finally, revenue (both earned and contributed) grew at a slightly lower rate than expenses resulting in a marginal decrease of net assets of $101,593 in the FY21 Q1-Q2 period.

TechSoup continues to follow the cost management protocols described in the Offering Circular Form 1-A on EDGAR. In reviewing the Statement of Functional Expenses on page 10 and page 11 for the periods in FY21 and FY20 respectively, one can see that TechSoup’s program service-related expenses have increased by 17% across program areas due to investments in skillsets and business processes related to the Global Validation and Data Services, Apps for Good and NGO Technology Marketplace business lines.

As noted previously, TechSoup has forecasted continued investment in business lines through the remainder of FY21 in order to support growth in new services areas as projected. Personnel and professional service fees increased by 15% and 11% respectively, due to continued investment in new service areas. Grants paid to others increased by 119% due to distribution of grants to the global nonprofit community as part of the implementation of the Covid Recovery Fund. As also noted previously, total support costs have declined as a percentage of total expenses from 22% to 18.5%. In summary, and as noted in the Offering Circular, TechSoup’s focus on investment in new earned revenue programs and operating efficiencies is intended to offset the anticipated reduction in donation program fees over time. As part of TechSoup’s five-year strategic plan, it also anticipates making further investments in the Apps for Good business line, the Cooperative Technology Platform (CTP) and further scaling of TechSoup’s processes and systems, which will be financed by TechSoup’s DPO.

The Consolidated Statement of Cash Flows on page 12 shows that cash and cash equivalents have increased by $2,438,252 from $10,305,151 in the period ended December 31, 2019 for the FY20 period to $12,743,403 in the period ended December 31, 2020 for the FY21 period. This increase is attributable to development of the Covid Recovery Fund as well as an increase in long-term liabilities related to the DPO and an increase in net cash caused by operating activities. TechSoup’s overall cash position remains stable and is, in fact, improved in the FY21 period.

As stated previously, the significant variance in prepayments is mainly due to investment in enterprise-wide software related to financial and IT operations. The variance in accounts payable is due to increased program growth in charity sales with accompanying growth in accounts payable owed to TechSoup suppliers.

Liquidity and Capital Resources

Sources of unrestricted liquidity for TechSoup are traditionally from earned income which typically represents approximately 75%-90% of total revenue. More recently, additional liquidity is also being derived from TechSoup’s financing event via the Regulation A, direct public offering. A significant source of restricted liquidity is from contributed income allocated for specific projects and programs, in agreement with TechSoup’s funders.

Overall cash and cash equivalents (which includes both restricted and unrestricted cash) at the end of FY21 Q1-Q2 period is $2,438,252 higher than that same period in the year prior.

As of the end of the previous fiscal year through this period, there are no additional and material commitments for capital expenditures.

Trend Information

TechSoup’s program revenue and net changes in assets for the first half of the current fiscal year are consistent with historic trends. Assets are traditionally lower in the first half of a new fiscal year with an increase typically occurring in the second half. It is also typical to have the largest amount of unrestricted cash in the second half of the fiscal year based on seasonality in the programs TechSoup offers to nonprofits and the related unrestricted revenue TechSoup receives.

In general, while there are significant unknowns in both the near and medium term, TechSoup’s overall financial picture is currently stable, with an improved year over year cash position and an overall income/expense ratio that remains consistent with prior periods. TechSoup anticipates that trends in its earned revenue will evolve over time based on the programmatic development that is outlined extensively in the Regulation A Offering Circular filed on EDGAR.

Item 2. Other Information

There are no additional disclosures for the semiannual period pursuant to Form 1-U requirements.

TechSoup Global and Subsidiaries Unaudited Consolidated Financial Statements July 1, 2020 to December 31, 2020

Unaudited Consolidated Financial Statements

TechSoup Global and Subsidiaries
Consolidated Statements of Financial Position

	Unaudited December 31, 2020	Audited June 30, 2020

ASSETS

Current assets
Cash and cash equivalents	$12,743,403	$12,662,041
Accounts receivable, net	3,595,695	3,194,735
Grants receivable	1,938,972	1,867,751
Prepaid and other current assets	1,583,985	956,026
Total current assets	19,862,055	18,680,553

Long-term assets
Property and equipment, net of accumulated depreciation	1,104,993	1,315,481
Other assets	118,927	116,456
Total long-term assets	1,223,920	1,431,937
Total assets	$21,085,975	$20,112,490

LIABILITIES AND NET ASSETS
Current liabilities
Accounts payable	$3,818,153	$3,347,780
Accrued vacation	1,900,783	1,804,395
Accrued liabilities	133,404	212,339
Deferred revenue	1,055,155	870,564
Deferred rent	22,965	22,965
Total current liabilities	6,930,460	6,258,043

Long term liabilities
Notes payable	8,750,577	7,332,331
Recoverable grants	2,600,000	2,600,000
Accrued interest	89,745	15,410
Deferred rent	-	-
Total long term liabilities	11,440,322	9,947,741
Total liabilities	$18,370,782	$16,205,784

Net assets
Net assets without donor restrictions
Undesignated	(3,030,399)	742,758
Accumulated foreign translation adjustment	(194,577)	(330,509)
Total net assets without donor restrictions	(3,224,976)	412,249
Net assets with donor restrictions	5,940,169	3,494,457
Total net assets	2,715,193	3,906,706
Total liabilities and net assets	$21,085,975	$20,112,490

See accompanying notes.

TechSoup Global and Subsidiaries
Unaudited Consolidated Statements of Activities and Changes in Net Assets
For The 6 Months Period Ended December 31, 2020 and 2019

	Fiscal Year 2021 Q1 - Q2			Fiscal Year 2020 Q1 - Q2
	Without Donor	With Donor		Without Donor	With Donor
	Restrictions	Restrictions	Total	Restrictions	Restrictions	Total
Revenue and support
Program service fees	$15,656,353	$-	$15,656,353	$14,684,634	$-	$14,684,634
Grants and contributions	1,069,910	3,966,908	5,036,818	43,570	2,380,864	2,424,434
Donated goods and services	-	-	-	498,188	-	498,188
Membership revenues	307,369	-	307,369	217,211	-	217,211
Other income	3,790	-	3,790	6,880	-	6,880
Net assets released from restrictions	1,521,196	(1,521,196)	-	3,144,186	(3,144,186)	-
Total revenue and support	18,558,618	2,445,712	21,004,330	18,594,669	(763,322)	17,831,347
Expenses
Program services
Global Validation and Data Services	5,788,564	-	5,788,564	4,912,837	-	4,912,837
Apps4Good	3,961,253	-	3,961,253	3,643,193	-	3,643,193
NGO Technology Marketplace	8,457,990	-	8,457,990	7,014,393	-	7,014,393
Total program services	18,207,807	-	18,207,807	15,570,423	-	15,570,423
Supporting services
General and administrative	3,167,800	-	3,167,800	3,325,736	-	3,325,736
Fundraising and development	956,168	-	956,168	1,047,526	-	1,047,526
Total supporting services	4,123,968	-	4,123,968	4,373,262	-	4,373,262
Total expenses	22,331,775	-	22,331,775	19,943,685	-	19,943,685
Changes in net assets from operations	(3,773,157)	2,445,712	(1,327,445)	(1,349,016)	(763,322)	(2,112,338)
Foreign currency translation adjustment	135,932	-	135,932	(31,370)	-	(31,370)
Total changes in net assets	(3,637,225)	2,445,712	(1,191,513)	(1,380,386)	(763,322)	(2,143,708)
Net assets
Beginning of period	412,249	3,494,457	3,906,706	1,144,646	3,815,848	4,960,494
End of period	$(3,224,976)	$5,940,169	$2,715,193	$(235,740)	$3,052,526	$2,816,786

See accompanying notes.

TechSoup Global and Subsidiaries
Unaudited Consolidated Statement of Functional Expenses
For The 6 Months Period Ended December 31, 2020

	Program Services				Supporting Services
	Global Validation and Data Services	Apps4Good	NGO Technology Marketplace	Total Program	General and Administrative	Fundraising and Development	Total Support	Total Expense
Expenses:
Personnel costs	$3,625,398	$1,870,437	$4,500,282	$9,996,117	$1,880,352	$680,315	$2,560,667	$12,556,784
Professional services	1,455,229	899,089	1,663,614	4,017,932	377,325	130,273	507,598	4,525,530
Grants paid to others	2,824	586,097	735,854	1,324,775	-	-	-	1,324,775
IT maintenance and licenses	167,094	130,211	308,675	605,980	106,444	31,087	137,531	743,511
Rent	165,428	144,265	211,073	520,766	85,945	31,188	117,133	637,899
Bank fees	390	2,127	476,106	478,623	18,570	254	18,824	497,447
Outreach	98,380	52,528	156,957	307,865	45,989	15,051	61,040	368,905
Equipment leasing and rental	65,917	40,814	88,354	195,085	30,329	12,234	42,563	237,648
Telecommunications	63,904	45,928	79,967	189,799	31,080	12,012	43,092	232,891
Depreciation and amortization	61,267	48,270	75,953	185,490	28,640	11,553	40,193	225,683
Accounting	-	-	-	-	212,737	-	212,737	212,737
Dues, fees, and subscriptions	26,761	25,385	71,090	123,236	31,213	22,281	53,494	176,730
Interest expense	-	-	-	-	160,121	-	160,121	160,121
Expendable equipment	42,503	22,627	58,226	123,356	19,350	7,806	27,156	150,512
Training and recruitment	1,019	53,499	9,495	64,013	66,903	167	67,070	131,083
Insurance	3,091	1,555	6,835	11,481	63,366	581	63,947	75,428
Utilities	4,729	32,419	5,793	42,941	3,827	873	4,700	47,641
Postage	1,520	1,159	3,208	5,887	3,169	258	3,427	9,314
Travel and conferences	1,480	766	3,762	6,008	1,760	22	1,782	7,790
Supplies	979	3,076	1,938	5,993	402	101	503	6,496
Repairs and maintenance	482	371	598	1,451	225	91	316	1,767
Printing	169	630	210	1,009	53	21	74	1,083
Total	$5,788,564	$3,961,253	$8,457,990	$18,207,807	$3,167,800	$956,168	$4,123,968	$22,331,775

See accompanying notes.

TechSoup Global and Subsidiaries
Consolidated Statement of Functional Expenses
For The 6 Months Period Ended December 31, 2019

	Program Services				Supporting Services
	Global Validation and Data Services	Apps4Good	NGO Technology Marketplace	Total Program	General and Administrative	Fundraising and Development	Total Support	Total Expense
Expenses:
Personnel costs	$2,853,685	$1,688,700	$3,983,620	$8,526,005	$1,720,309	$699,800	$2,420,109	$10,946,114
Professional services	1,232,089	672,162	1,387,362	3,291,613	693,550	84,113	777,663	4,069,276
Rent	150,660	131,156	209,502	491,318	112,371	36,821	149,192	640,510
Grants paid to others	9,041	574,735	20,793	604,569	178	-	178	604,747
Travel and conferences	117,181	160,292	128,944	406,417	103,009	63,941	166,950	573,367
Equipment leasing and rental	120,369	90,485	205,653	416,507	72,799	29,564	102,363	518,870
IT maintenance and licenses	112,399	68,787	201,641	382,827	72,769	27,782	100,551	483,378
Bank fees	1,815	2,616	458,897	463,328	7,709	50	7,759	471,087
Outreach	84,986	52,184	110,449	247,619	44,654	23,119	67,773	315,392
Dues, fees, and subscriptions	61,167	32,892	70,982	165,041	42,528	41,181	83,709	248,750
Expendable equipment	52,987	34,363	72,691	160,041	31,460	12,786	44,246	204,287
Telecommunications	49,689	32,498	68,075	150,262	34,719	12,457	47,176	197,438
Accounting	-	-	-	-	180,652	-	180,652	180,652
Depreciation and amortization	27,796	34,352	38,382	100,530	16,005	6,870	22,875	123,405
Utilities	13,124	27,792	18,041	58,957	17,712	3,229	20,941	79,898
Training and recruitment	1,521	16,426	3,988	21,935	52,015	200	52,215	74,150
Interest expense	-	-	-	-	64,378	-	64,378	64,378
Insurance	1,368	913	1,889	4,170	44,150	120	44,270	48,440
Supplies	8,230	6,294	10,150	24,674	4,713	1,817	6,530	31,204
Printing	6,258	9,791	8,331	24,380	4,515	1,500	6,015	30,395
Postage	5,459	4,792	10,842	21,093	3,425	1,431	4,856	25,949
Repairs and maintenance	3,013	1,963	4,161	9,137	2,116	745	2,861	11,998
Total	$4,912,837	$3,643,193	$7,014,393	$15,570,423	$3,325,736	$1,047,526	$4,373,262	$19,943,685

See accompanying notes.

TechSoup Global and Subsidiaries
Unaudited Consolidated Statements of Cash Flows
For 6 Months Period Ended December 31, 2020 and 2019

	Fiscal Year 2021	Fiscal Year 2020
	Q1 - Q2	Q1 - Q2
Cash flows from operating activities
Changes in net assets	$(1,191,513)	$(2,143,708)
Adjustments to reconcile results in operations to net cash used in operating activities
Allowance for doubtful accounts	-	-
Depreciation and amortization	225,683	123,405
Changes in operating assets
Accounts receivable	(400,959)	(168,608)
Grants receivable	(71,221)	(847,012)
Prepaid expenses and other current assets	(627,959)	110,061
Deposits	(2,471)	(375)
Changes in operating liabilities
Accounts payable	470,373	723,351
Accrued vacation	96,388	26,101
Accrued liabilities	(78,935)	262,520
Deferred revenue	184,591	1,905,436
Deferred rent	-	-
Net cash (used in) provided by operating activities	(1,396,023)	(8,829)
Cash flows from investing activities
Purchases of property and equipment	(15,196)	(486,178)
Net cash used by investing activities	(15,196)	(486,178)
Cash flows from financing activities
Proceeds from notes payable	1,492,581	3,374,579
Net cash provided by financing activities	1,492,581	3,374,579
Net change in cash and cash equivalents	81,362	2,879,572
Cash and cash equivalents
Beginning of period	12,662,041	7,425,579
End of period	$12,743,403	$10,305,151
Supplementary information
Interest paid	$100,806	52,749
Taxes paid	-	4,498
Donated software and hardware	-	498,188

See accompanying notes

TECHSOUP GLOBAL AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited consolidated condensed financial statements have been prepared by TechSoup Global (“the Organization”, “us,” “we,” or “our”) in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial reporting and rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. In the opinion of our management, all adjustments, consisting of only normal recurring accruals, necessary for a fair presentation of the financial position, results of operations, and cash flows for the fiscal periods presented have been included.

These financial statements should be read in conjunction with the unaudited financial statements and related notes included in this interim report. The results of operations for the six months ended December 31, 2020 are not necessarily indicative of the results expected for the full fiscal year, or for any other fiscal period.

NOTE 1 – ORGANIZATION AND PROGRAMS

Mission Statement

To build a dynamic bridge that enables civil society organizations and changemakers around the world to gain effective access to the resources they need to design and implement technology solutions for a more equitable planet.

Nature of Organization

TechSoup Global (DBA TechSoup), a California nonprofit public benefit corporation established in 1987, embraces technology and innovation to accelerate social good. From the capabilities developed to support TechSoup’s award-winning technology donation program, has emerged a next-generation giving platform that has facilitated an estimated total of over $14.4 billion3 of in-kind product philanthropy and an increasingly diverse set of philanthropic services and giving programs that have benefited nearly 1.3 million4 non-governmental organizations (NGOs), nonprofits, charities, public benefit organizations, and libraries in 236 countries and territories since 2002.

TechSoup is pioneering new ways to connect sector needs with a more comprehensive set of resources, by engaging and broadening the vast ecosystem of social good. In this way, TechSoup supports its diverse social sector community in identifying the areas of greatest need, matching those needs with appropriate technological solutions and skills, and helping remove barriers to adoption of technology.

3 Unaudited. Sources: TechSoup self-reporting and tracking metrics.

4 Ibid.

TECHSOUP GLOBAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TechSoup has six controlled operating subsidiaries, four of which are trading companies, and two of which are nonprofit, charitable entities: TSAP Enterprise Limited is a private company limited by shares based in Hong Kong, TechSoup Africa Enterprises Limited is a private company limited by shares based in Nairobi, Kenya, TSL Enterprises S.A.S. is a simplified stock corporation based in Medellin, Colombia, TSE Enterprises Sp. Z O.O. is a limited liability company based in Warsaw, Poland. The two charitable subsidiaries are The TechSoup Trust (formerly GuideStar International) a London-based registered Charity and Company Limited by Guarantee, and Fundacja TechSoup, a Polish Public Benefit Foundation based in Warsaw.

Fundacja TechSoup was incorporated in Poland on April 3, 2009 and began its operations in July 2009. TechSoup combined operations with The TechSoup Trust on March 26, 2010, after the Board of Directors of both organizations passed confirming resolutions. The TechSoup Trust and Fundacja TechSoup are charitable nonprofit organizations focusing on technology capacity building for not-for-profit entities, civil society organizations, and social change agents around the world. TSE Enterprises Sp. Z O.O., was established on March 30, 2018 as a for-profit subsidiary of TechSoup Global: TechSoup Global retains 55% of its shares, whereas Fundacja TechSoup retains 45% of its shares. TSE Enterprises Sp. Z O.O. focuses on providing cloud based product subscriptions for charitable organizations in the European region. TechSoup Africa Enterprises Limited was established on October 16, 2018 as a for-profit wholly owned subsidiary of TechSoup Global. TechSoup Africa Enterprises focuses on providing cloud based product subscriptions for charitable organizations in the African region. TSL Enterprises S.A.S. was established on November 26, 2018 as a for-profit wholly owned subsidiary of TechSoup Global. TSL Enterprises S.A.S. focuses on providing cloud based product subscriptions for charitable organizations in Latin America. TSAP Enterprise Limited was incorporated on July 31, 2018, as a Hong Kong based private company limited by shares. It is focused on providing cloud based product subscriptions for charitable organizations in the Asia Pacific region. TechSoup Global is the sole shareholder of TSAP Enterprise Limited.

The consolidated financial statements include the accounts of TechSoup, TSAP Enterprise Limited, TechSoup Africa Enterprises Limited, TSL Enterprises S.A.S., TSE Enterprises Sp. Z O.O., The TechSoup Trust, and Fundacja TechSoup, collectively known as TechSoup Global.

TechSoup introduced a Direct Public Offering (DPO) to offer impact investment opportunities to people of all economic backgrounds with investment minimums as low as $50. TechSoup filed its first Regulation A Tier 2 offering statement to the SEC in August 2018 and was qualified on September 28, 2018 to raise up to $11.5 million. In August 2019, TechSoup submitted its second Regulation A Tier 2 offering statement to the SEC and was qualified on September 26, 2019. All investments made in this offering are unsecured notes payable to the investors.

There are three tiers of investment levels:

●	Community capital note – annual interest of 2% and $50 minimum
●	Patient capital note – annual interest of 3.5% and $2,500 minimum
●	Risk capital note – annual interest of 5% and $50,000 minimum

TECHSOUP GLOBAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TechSoup Global’s programs include the following:

NGO Technology Marketplace

TechSoup runs and maintains a global marketplace of technology products, services, training, education, and content for nonprofits around the world. TechSoup’s product donation program helps more than 100 corporate donors distribute a retail volume of more than $1 billion annually in donated or specially-discounted technology and other critical resources. TechSoup Global Network served over 164,000 organizations with product and service donations in fiscal year 2020 and 155,000 in fiscal year 2019. As technology and technology delivery continues to change, TechSoup continues to evolve its traditional product donation program to increase the breadth of its offers to include more hardware, mobile, and cloud-based subscription offers. Additionally, through this next-generation technology marketplace, TechSoup also offers a variety of nonprofit specific programs and services such as online learning through

TechSoup Courses, technology implementation and management services, and cloud migration consultation and services. Through its NGO technology marketplace, TechSoup has now facilitated an estimated total of over $14.4 billion5 of in-kind product philanthropy and an increasingly diverse set of philanthropic services and giving programs.

Global Validation and Data Services

As a result of decades of outreach and programmatic activity through the TechSoup Global Network, TechSoup has a rich repository of data records on approximately 1.3 million NGOs around the globe. This data allows TechSoup to efficiently and inexpensively validate the charitable status of organizations in 236 countries and territories, thereby enabling a wider range of stakeholders to give, receive, and share an even more diverse set of resources. Increasingly, donors and suppliers of various charity offers are using TechSoup’s global validation and data solutions, matching algorithms, and APIs to create their own direct offers for cloud technology, product donations, volunteer programs, employee giving, and philanthropic programs and services. Additionally, TechSoup utilizes its validation and legal expertise to power NGOsource, a program that streamlines the equivalency determination (ED) process for U.S. foundations, enabling them to efficiently provide grants to NGOs outside the United States. As of June 30, 2020, grantmakers have requested more than 10,000 EDs for NGOs in 147 countries, and an estimated total of over $3 billion6 in international grant funding was facilitated by EDs completed by NGOsource.

Apps4Good

Around the world, TechSoup supports a variety of issue-facing web and mobile application technology products that help communities achieve their objectives. TechSoup is often sought out to close the gap between big-picture vision and the ability to execute by facilitating design sessions, developing new technology interventions, and further developing and scaling existing tools. TechSoup helps to ensure that the best Apps4Good tools and educational resources are accessible around the globe.

5 Ibid.

6 Ibid.

TECHSOUP GLOBAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Caravan Studios, an award-winning division of TechSoup, uses a community-centered design methodology to build and launch mobile apps that have been designed for, by, and with civil society groups for social good. Caravan has built a strong user base for its existing mobile apps, including Safe Shelter, Range, SafeNight, Worker Connect, and 4Bells. Caravan Studios also works with developers to build out their existing Apps4Good and connect their tools to a community of users, as was seen in the ByBus project in Brazil.

Fundacja TechSoup engages regional and local communities in open data, transparency and accountability, app development, educational programs, digital security, storytelling, and coding. Over the past three years, TechSoup has built upon its regional open data experience to build and strengthen bridges between civil society, governments, IT specialists, and tech activists through projects such as TechSoup Europe Education, Apps4Citites, Megaphone, Meet&Code, DigiLead, Engagement Against Radicalization, and Game Changer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidated financial statement presentation – The consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Net assets, revenues, expenses, gains, and losses are classified based on the existence or absence of donor-imposed restrictions. Accordingly, the net assets of TechSoup Global and changes therein are classified and reported as follows:

Net assets without donor restrictions – Net assets that are not subject to donor-imposed restrictions.

Net asset with donor restrictions – Net assets that are subject to donor-imposed restrictions that can be fulfilled by actions of TechSoup Global pursuant to those stipulations and/or expire with the passage of time or maintain in perpetuity. Generally, the donor of the net assets maintain in perpetuity permits TechSoup Global to use all or part of the income earned on related investments for general or specific purposes. At December 30, 2020 and June 30, 2020 TechSoup Global had no net assets required to be maintained in perpetuity.

Revenues are reported as increases in net assets without donor restrictions unless the use of the related assets is limited by donor-imposed restrictions. Expenses are reported as decreases in net assets without donor restrictions. Expirations of restrictions on net assets (i.e., the donor-stipulated purpose has been fulfilled and/or the stipulated time period has elapsed) are reported as reclassifications between the applicable classes of net assets.

TECHSOUP GLOBAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Principles of consolidation – The consolidated financial statements include the accounts of TechSoup, The TechSoup Trust, Fundacja TechSoup, TSE Enterprises Sp. Z O.O, TechSoup Africa Enterprises Limited and TSL Enterprises S.A.S, and TSAP Enterprises Limited for the six month period ended in December 31, 2020 and 2019, all of which are operating subsidiaries of TechSoup Global. All intercompany accounts and transactions have been eliminated.

Cash and cash equivalents – For purposes of the consolidated statements of cash flows, cash and cash equivalents are defined as demand deposits at banks and certificates of deposit with initial purchased maturities of less than ninety days.

Restricted cash – Included in cash and cash equivalents are funds in an escrow account pledged to Nonprofit Finance Fund as security for the loans. As of December 31, 2020, and June 30, 2020, cash restricted for this purpose was $949,059 and $699,516, respectively.

Accounts receivable – Accounts receivable represents trade receivables. TechSoup Global provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. As December 31, 2020 and June 30, 2020,

TechSoup Global determined an allowance of $100,000 and $100,000, respectively, was necessary for accounts receivable. Collection on accounts receivable are expected to be received within one year.

Grants receivable – Receivables represent contributions unconditionally promised and grants for which constructive delivery of service has been made, but which have not been received prior to year-end. TechSoup Global provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. As December 31, 2020 and June 30, 2020, management has deemed all grants receivable collectible and has not provided a valuation allowance. Collection on grants receivable are expected to be received within one year.

Property and equipment – Property and equipment purchased is recorded at cost. Assets acquired by contribution or bequest are stated at fair value at the date of donation. Internally developed software with a cost in excess of $100,000 is capitalized at cost incurred during application development, which may include designing, coding, hardware installation, and quality assurance testing. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When property and equipment are retired, sold, or otherwise disposed of, the asset’s carrying amount and related depreciation are removed from the accounts and any gain or loss is included in operations. TechSoup Global capitalizes all individual property and equipment acquisitions in excess of $2,500.

The estimated useful lives of computer software, office equipment, and furniture and fixtures are principally as follows:

Computer software	3 years
Office equipment	3-5 years
Furniture and fixtures	3-7 years

TECHSOUP GLOBAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impairment of long-lived assets – TechSoup Global evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write-down will be recorded to reduce the related asset to its estimated fair value. As of six month period ended December 31, 2020 and 2019, no such write-downs have occurred.

Accrued vacation – TechSoup Global accrues a liability for vested vacations to which employees are entitled depending on the length of service and other factors. The accompanying consolidated financial statements include accrued vacation benefits of $1,900,783 and $1,804,395 as of December 31, 2020 and June 30, 2020, respectively.

Deferred rent - Deferred rent includes amounts paid by TechSoup Global’s landlord for fixtures and leasehold improvements at the inception of the lease. These amounts are being recognized as a reduction of rent expense over the term of the lease. In addition, the excess of rent expense over cash outlay is recorded as deferred rent. This will offset future rent expense when the cash outlay for rent increases occurs in accordance with the lease.

Notes payable – TechSoup Global has notes payable to unrelated parties. Borrowings are recognized initially at the principal amount received unless the lender requires interest to be capitalized during interest only period as mentioned in Note 6.

Recoverable grants – TechSoup Global received two recoverable grants, first from Fidelity Charitable, a donor advised fund at the recommendation of Anthony Lee, a member of TechSoup Global Board of Directors in the amount of $100,000 on May 20, 2019 and second from Vanguard Charitable at the recommendation of The VMware Citizen Philanthropy Fund in the amount of $2,500,000 on July 26, 2019. Both grants were issued to TechSoup Global to support general operating expenses of TechSoup Global’s strategic growth initiative and are available over a five year period. TechSoup Global is expected to repay the grant funds to Fidelity Charitable, to the extent that sufficient revenue is received from TechSoup Global programming. TechSoup Global shall be obligated to repay all of the grant to Vanguard Charitable (or such lesser portion as grantor may specify) upon the occurrence of a repayment event. Repayment event means any of the following events: (a) TechSoup Global is no longer willing or able to use the grant for the grant purpose; (b) TechSoup Global breaches the terms of this agreement of the grant payment letter; and (c) TechSoup Global has generated sufficient growth in net assets over the five-year period from the grant date to repay its debt obligations to Nonprofit Finance Fund and DPO investors, and to repay its recoverable grants to grantors including Vanguard Charitable and other donor advised fund sponsors. Recoverable grants for the period ended December 31, 2020 and June 30, 2020, were $2,600,000 and $2,600,000, respectively.

TECHSOUP GLOBAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition – Revenue is recognized as follows:

Program revenue - Program service fees are recognized as revenue when control of the promised goods or services transfers to customers, in an amount that reflects the consideration TechSoup Global expects to be entitled to in exchange for those goods or services. TechSoup Global program service fees are subject to contracts with customers. through the issuance of a term of user agreements and subscription agreements and when it has a legally enforceable contract with the customer, the arrangement identifies the rights of the parties, the contract has commercial substance, and TechSoup Global determines it is probable that it will collect the contract consideration. TechSoup Global recognizes revenue when control of the promised goods or services transfers to customers, in an amount that reflects the consideration TechSoup Global expects to be entitled to in exchange for those goods or services.

TechSoup Global determines revenue through the following steps:

●	Identification of each contract with a customer;
●	Identification of the performance obligations in the contract;
●	Determination of the transaction price;
●	Allocation of the transaction price to the performance obligations in the contract; and
●	Recognition of revenue when, or as, performance obligations are satisfied.

Program service fees in the accompanying consolidated financial statements incorporates three forms of revenue:

Client supported services fees are contracted services that are recognized as the related services are provided. Client Supported Service revenue is recognized when control of the promised goods or services is transferred to the client, typically at a point in time in an amount that reflects the consideration the client expects to be entitled to in exchange for those goods and services. TechSoup Global’s contracts do not contain general rights of return; however, customers typically have the right to terminate such contracts at any time without cause and without penalty after 30 days’ prior written notice. As customers have the unilateral, enforceable right to terminate their contracts for convenience by providing 30 days’ written notice without penalty or substantive compensation, the contracts are considered to be month-to-month contracts that renew automatically.

In these month-to-month contracts, the contract term does not extend beyond the period that can be cancelled without penalty. Thus, the period for which enforceable rights and obligations exist does not extend past the 30 days’ written notice. In the event of such a termination, TechSoup Global must refund any prepaid fees that have not been earned by TechSoup Global. Upon expiration or termination of the applicable period, the customer’s rights to use the goods or services automatically terminate. Generally, fees are calculated based on percentage of the retail price of the products.

Validation service fees are recognized as revenue when services are provided to the client, typically over a period of time in an amount that reflects the consideration the client expects to be entitled to in exchange for those services. TechSoup Global’s contracts do not contain general rights of return; however, customers typically have the right to terminate such contracts at any time without cause and without penalty after 30 days’ prior written notice.

TECHSOUP GLOBAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As customers have the unilateral, enforceable right to terminate their contracts for convenience by providing 30 days’ written notice without penalty or substantive compensation, the contracts are month-to-month contracts that renew automatically. In these month-to-month contracts, the contract term does not extend beyond the period that can be cancelled without penalty. Thus, the period for which enforceable rights and obligations exist does not extend past the 30 days’ written notice. In the event of such a termination, TechSoup Global must refund any prepaid fees that have not been earned by TechSoup Global. Upon expiration or termination of the applicable period, the customer’s rights to use the services automatically terminate. Generally, fees are calculated based on the tier for each NGO validated.

Equivalency Determination (“ED”) service fees are performed on an as-requested basis, and are recognized as revenue when completed and determination results are reported to the clients, typically over a period of time in an amount that reflects the consideration the client expects to be entitled to in exchange for those services. TechSoup Global’s contracts do not contain general rights of return; however, customers typically have the right to terminate such contracts at any time without cause and without penalty after 30 days’ prior written notice. As customers have the unilateral, enforceable right to terminate their contracts for convenience by providing 30 days’ written notice without penalty or substantive compensation, the contracts are considered to be month-to-month contracts that renew automatically. In these month-to-month contracts, the contract term does not extend beyond the period that can be cancelled without penalty. Thus, the period for which enforceable rights and obligations exist does not extend past the 30 days’ written notice. In the event of such a termination, TechSoup Global must refund any prepaid fees that have not been earned by TechSoup Global. Upon expiration or termination of the applicable period, the customer’s rights to use the service automatically terminate. Generally, fees are calculated based on membership level and type of ED requested.

The following table presents TechSoup Global program service fees for the period ended December 31, 2020 and 2019 disaggregated based on the revenue source:

Revenue Driver	Timing of Recognition	December 31, 2020	December 31, 2019
Client Support Services	Point in time	$13,298,605	$12,949,743
Validation Services	Period of time	731,925	587,511
Equivalency Determination	Period of time	1,625,823	1,147,380
Membership	Over time period	307,369	217,211

Grants and contributions revenue – Contributions are recognized as revenue when received or unconditionally promised. Contributions received as well as collectible unconditional promises to give are recognized in the period the contribution is received. Contributions with donor-imposed restrictions are reported as revenues with donor restrictions. Net Assets with donor restrictions are reclassified to net assets without donor restrictions when the donor restrictions are satisfied. Government grant and contracts are recognized as net assets without donor restrictions as services are recognized in accordance with ASU 2018-08. Government grants and contracts are conditional contributions and the conditions are met when the services are performed and/or expenses are incurred.

TECHSOUP GLOBAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Conditional promises to give - Conditional promises to give are defined as donor’s promises to give with stipulation that represents a barrier that must be overcome before the donee is entitled to the assets promised or transferred and a right of return to the donor of assets promised or transferred. Conditional contributions are recognized in the consolidated financial statements when the conditions on which they depend are met. As of October 14, 2020, project donation agreement between Pivotal Ventures, TechSoup Global and Second Muse Foundation was dissolved, ending the fiscal sponsorship agreement between TechSoup Global and Second Muse Foundation. The remainder of the project’s $13,907,258 was transferred directly to Second Muse Foundation while eliminating related future conditional contributions and grant expenses for TechSoup Global. There were $0 and $13,907,258, respectively, in conditional promises to give for the period ended December 31, 2020 and June 30, 2020, respectively.

In-kind contributions - In-kind contributions are recognized as revenue at the estimated fair value at the date of the gift. TechSoup Global received in-kind contributions of $575,403 and $0 for the period ended December 31, 2020 and 2019, respectively, consisted of donated software licenses and professional services.

Contributions of donated goods and services are recorded at their fair values in the period received. Donated services are recognized as contributions if the services (a) create or enhance non-financial assets or (b) require specialized skills, are performed by people with those skills, and would otherwise be purchased by TechSoup Global.

Membership dues are deferred and recognized in the period to which they relate.

Deferred revenue represents application deposits received from customers for qualification, verification, and back orders.

Grant expenses and payable– Grant expenses are recognized when all conditions are met by grantees, all due diligence has been completed and they are approved by staff or board committee. Grants payable that are expected to be paid in future years are recorded at the present value of expected future payments. As of June 30, 2020, grants payable were not discounted as there were no future payable. Conditional grants for the period ended December 31, 2020 and June 30, 2020, were $0 and $13,907,258, respectively.

Outreach – Outreach costs are expensed as incurred, consisted of cost related to keeping the nonprofit community informed, user experience, webinars and other online educational efforts, blogging, and facilitating grassroots discussions by nonprofit technology users and providers. Outreach expense amounted to $368,905 and $315,392, for the period ended December 31, 2020 and 2019, respectively.

TECHSOUP GLOBAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Functional allocation of expenses – In accordance with ASC 958-225, TechSoup Global classifies costs incurred in the accompanying statements of activities and changes in net assets by the cost’s functional nature. Program expenses are costs related to providing the various programs and other activities in accordance with its mission as described in Note 1. Management and general administrative expenses are costs related to administering the day-to-day activities of TechSoup Global. These expenses do not directly relate to TechSoup Global’s purpose and typically include costs for activities such as accounting, outreach, privacy/security management, and governance. The financial statements report certain categories of expenses that are attributed to both program and supporting functions. Therefore, expenses require allocation on a reasonable basis that is consistently applied. TechSoup Global allocates expenses on the basis of estimates of time and effort.

Estimates – The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Foreign currency translation – All assets and liabilities were translated at the exchange rate on the consolidated statement of financial position date, net assets are translated at the historical rates, and consolidated statements of activities and changes in net assets are translated at the weighted average exchange rate for the period being reported. The currency translation for assets and liabilities at the exchange rate on the consolidated statement of financial position date is shown after the change in net assets from operation on the consolidated statements of activities and changes in net assets, whereas gains and losses on currency transactions during the year are reported as a component of program expenses in the consolidated statements of activities and changes in net assets.

NOTE 3 – PROPERTY AND EQUIPMENT

The following is a summary of property and equipment at cost less accumulated depreciation and amortization, at period ended:

	December 31, 2020	June 30, 2020
Computer software	$1,425,046	$1,404,237
Equipment and furniture	2,161,665	2,161,665
Total	3,586,711	3,565,902
Less: accumulated depreciation and amortization	(2,481,718)	(2,250,421)
	$1,104,993	$1,315,481

Depreciation and amortization of property and equipment and software amounted to $225,683 and $123,405 for the period ended December 31, 2020 and 2019, respectively.

TECHSOUP GLOBAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – NET ASSETS WITH DONOR RESTRICTIONS

Net assets with donor restrictions were available as follows on period ended:

	December 31, 2020	December 31, 2019
General & Administration	$-	$50,971
NGO Technology Marketplace	4,968,946	723,895
Global Validation and Data Services	717,811	1,006,247
Apps4Good	253,412	1,271,413
	$5,940,169	$3,052,526

Net assets with donor restrictions are expected to be spent within one year.

Net assets with donor restrictions that were released from donor restrictions by incurring expenses satisfying the purposes specified by donors are noted as follows for the period ended:

	December 31, 2020	December 31, 2019
NGO Technology Marketplace	$562,559	$485,781
Global Validation and Data Services	18,580	551,653
Apps4Good	940,057	2,106,752
	$1,521,196	$3,144,186

NOTE 5 – LIQUIDITY AND AVAILABILITY OF FUNDS

TechSoup Global financial assets available within one year of the consolidated statement of financial position date for general expenditures are as follows:

Financial assets	December 31, 2020	June 30, 2020
Cash and cash equivalents	$12,743,403	$12,662,041
Accounts receivable, net	3,595,695	3,194,735
Grants receivable	1,938,972	1,867,751
Total financial assets	18,278,070	17,724,527
Less those unavailable for general expenditure within one year, due to:
Cash Collateral to secure loan	(949,059)	(699,516)
Financial assets available to meet cash needs for general expenditures within one year	$17,329,011	$17,025,011

TECHSOUP GLOBAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TechSoup Global structure its financial assets including net assets with donor restrictions to be available as its general expenditures, liabilities, and other obligations come due. The grants receivable is subject to implied time restrictions but are expected to be collected within one year. As described in Note 6, TechSoup Global also has a loan agreement in the amount of $4,000,000, which it could draw upon in the event of an unanticipated liquidity need.

NOTE 6 – NOTES PAYABLE

TechSoup Global has a working capital loan agreement with Nonprofit Finance Fund which was executed as of December 21, 2018. The line allows for total borrowings of up to $4,000,000 at the fixed interest rate of 6.25% per annum. There is a two-year “interest only” period, followed by a three-year period with monthly equal repayments against the loan including interest and principal. TechSoup Global loan balance outstanding to Nonprofit Finance Fund was $3,156,027 and $2,070,631 as of December 31, 2020 and June 30, 2020, respectively. TechSoup Global established a cash collateral account pledged to Nonprofit Finance Fund amounted to $949,059 and $699,516 deposited into the cash collateral account on December 31, 2020 and June 30, 2020, respectively.

There are certain financial and non-financial debt covenants under the loan agreement with Nonprofit Finance Fund as of December 31, 2020 and June 30, 2020.

As mentioned in Note 1, TechSoup Global introduced DPO to offer impact investment opportunities with investment minimums as low as $50. These unsecured notes accrued interest of 2% to 5% depending on the investment levels and mature in 5 years. There was $1,999,750 balance in DPO notes and $2,600,000 recoverable grants at December 31, 2020.

On April 23, 2020, TechSoup Global received loan proceeds in the amount of $3,594,800 under the Paycheck Protection Program (“PPP”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loan and accrued interest are forgivable after twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four week period. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, payments are deferred 10 months after the end of the covered period.

	Payments Due by Year Ending
Long Term Notes	Total amounts	2021	2022	2023	2024	2025
Nonprofit Finance Fund Loan	$3,156,027	$-	$1,052,009	$1,052,009	$1,052,009	$-
DPO Notes	1,999,750	-	-	142,500	1,273,700	583,550
Recoverable Grant	2,600,000	-	-	-	2,600,000	-
Paycheck Protection Program	3,594,800	-	1,647,617	1,797,400	149,783	-
Total notes payable	$11,350,577	$-	$2,699,626	$2,991,909	$5,075,492	$583,550

TECHSOUP GLOBAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – CONCENTRATION OF CREDIT RISK

Cash – TechSoup Global maintains its cash balances at various banks in the United States and at various foreign banks in Poland and England. The Federal Deposit Insurance Corporation (FDIC) insures account balances at the U.S. Banks up to $250,000 per institution. Cash held by banks in England and Poland are fully secured by Financial Services Compensation Scheme (FSCS) which protects up to GBP 85,000 (approximately $110,300) and by the Bank Guarantee Fund (BGF) which protects up to PLN (Polish Zloty) equivalent of 100,000 Euros (approximately $117,800), respectively.

Revenue and receivables – TechSoup Global receives more than half of its revenue from validation service fees related to the distribution of donated software. A significant reduction in the level of software donations, if this were to occur, could have an effect on TechSoup Global’s programs and activities.

Certain grant awards require the fulfillment of certain terms as set forth in the grant instrument. Failure to fulfill the conditions could result in the return of the funds to the grantors. TechSoup Global deems this contingency remote since by accepting the grants and their terms, it has accommodated the objectives of TechSoup Global to the provisions of the grants. TechSoup Global’s management is of the opinion that TechSoup Global has complied with the terms and conditions of all the grants.

NOTE 8 – LEASE COMMITMENTS

As of December 31, 2020, TechSoup Global is obligated under several operating leases for office space located in San Francisco, California; London, England; and Warsaw, Poland. The leases expire on varying dates through September 30, 2025.

Future minimum lease payments under all these lease agreements as of December 31, 2020, are as follows:

Year Ending	Amount
2021	$388,031
2022	154,058
2023	104,646
2024	104,646
2025	104,646
Thereafter	26,162
$882,189

TechSoup Global office in San Francisco is under lease agreement through January 2021 and was extended through July 2021 with reduced rate. The rent expense is $47,955 per month effective February 2021.

TECHSOUP GLOBAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The TechSoup Trust’s office in the United Kingdom is under a lease agreement that may be terminated by either party with three months’ advance notice. The lease agreement expired on July 2020 and is currently in month to month until a new lease agreement is renewed, the rent expense is GBP 1,100 per month (approximately $1,426) as of December 31, 2020.

Fundacja TechSoup’ office lease in Poland is under a non-cancelable operating lease agreement through September 2020. The total rent expense is PLN 36,988 per month (approximately $9,617) as of December 31, 2020.The lease agreement was renewed for 5 years through September 2025. The total rent expense is PLN 34,882 per month (approximately $9,134) effective October 1, 2020.

Rent expense under operating lease agreements for the period ended December 30, 2020 and 2019, amounted to $637,899 and $640,510, respectively.

NOTE 9 – RETIREMENT PLAN

TechSoup Global has a defined contribution retirement plan (“the Plan”) as established under Internal Revenue Code Section 403(b). Anyone employed by TechSoup Global on December 31st is eligible for participation in the Plan. For each Plan year, the Board of Directors of TechSoup Global determines the amount (if any) to be contributed to the Plan. No contribution has been made by the Organization to the plan in the period ended December 31, 2020 and 2019 respectively.

NOTE 10 – INCOME TAXES

TechSoup Global is a not-for-profit organization, exempt from federal income tax under Section 501(c)(3) of the U.S. Internal Revenue Code (“Code”), and contributions to it are tax deductible as prescribed by the Code. TechSoup Global is also exempt from California franchise tax under Section 23701d of the California Revenue and Taxation Code.

TechSoup Global assesses its accounting for uncertainties in income taxes recognized in its consolidated financial statements and prescribes a threshold of “more likely than not” for recognition and derecognition of tax positions taken or expected to be taken in the tax returns. There was no material impact on TechSoup Global’s consolidated financial statements as a result of the adoption of this policy.

The TechSoup Trust, a UK charity and company limited by guarantee, and Fundacja TechSoup, a Polish public benefit foundation, are both tax exempt organizations under their respective country’s income tax codes.

TSE Enterprises Sp. Z O.O. is a Polish limited liability company is subject to Polish income tax. The total amount of income tax expenses recorded for the period ended December 31, 2020 and 2019 were $29,251 and $14,179.

TECHSOUP GLOBAL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Management evaluated TechSoup Africa Enterprises Limited, TSL Enterprises S.A.S, and TSAP Enterprises Limited tax position and determined no uncertain tax position that requires adjustment to the consolidated financial statements. Therefore, no provision or liability for income taxes had been included in the consolidated financial statements.

NOTE 11 – CONTINGENCIES

In the ordinary course of conducting its business, TechSoup Global may be subjected from time to time to loss contingencies arising from general business matters or lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on TechSoup Global’s consolidated financial position or results of future operations.

TechSoup Global continues to monitor and analyze the impacts of the Covid-19 pandemic on the philanthropic sector overall and on TechSoup Global in particular. After a couple of months of strong performance in the NGO Tech Marketplace, we noticed a drop of over 30% in the main Microsoft donation program in the 4th quarter of FY20. The decline was only partially offset by increased activity in programs related to the cloud technology which allows NPO’s to work remotely (such as Zoom discount program, DocuSign program and hardware offers). The investment on Solutions and Services (for example, TechSoup Courses and cloud product support offers) in the past years also has gradually helped TechSoup realize new revenue streams.

As mentioned in Note 6, TechSoup Global applied for and received a loan from Citi Bank through the Small Business Administration’s Payroll Protection Program in April 2020.  We anticipate the forgiveness of this loan will allow the organization to maintain on-going operations and jobs, manage through the current economic uncertainty, and continue to serve the global nonprofit sector during and after the COVID-19 pandemic.

NOTE 12 – SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the consolidated statement of financial position date, but before the consolidated financial statements are available to be issued. TechSoup Global recognizes in the consolidated financial statements the effects of all significant subsequent events that provide additional evidence about conditions that existed at the date of the consolidated statement of financial position, including the estimates inherent in the process of preparing the consolidated financial statements.

TechSoup Global has evaluated subsequent events through March 22, 2021, the date the consolidated financial statements are available to be issued and have determined that there are no other subsequent events that require additional recognition or disclosure.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TechSoup Global, a California 501(c)(3) Nonprofit Public Benefit Corporation

By
Signature	/s/ Rebecca Masisak
Name	Rebecca Masisak
Title	CEO & Board Member
Date	March 30, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	/s/ John McDermott
Name	John McDermott
Title	Principal Financial Officer
Date	March 30, 2021

Signature	/s/ John McDermott
Name	John McDermott
Title	Principal Accounting Officer
Date	March 30, 2021

Signature	/s/ Ken Tsunoda
Name	Ken Tsunoda
Title	Vice President, Development & Network
Date	March 30, 2021